

SECURITIE
12062265

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 AND ENDING 06/30/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Drive, Suite 105
(No. and Street)

Canonsburg	PA	15317-9557
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Bryan 724-746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric Rossi CPA, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Lewis Run Road. Ste 225	Pittsburgh	PA	15122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard G. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2014
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

BRYAN FUNDING, INC,

JUNE 30, 2012

ERIC ROSSI CPA, LLC

PITTSBURGH, PENNSYLVANIA

CONTENTS

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
Canonsburg, PA 15317

We have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2012 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania
August 1, 2012

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Current Assets

Cash and cash equivalents	$ 105,591
Accounts receivable	41,500
Prepaid taxes	810
	$ 147,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	$ 88,086
Shared office liability	809
Income taxes payable	540
	89,435

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	14,502
Retained earnings	38,964
	58,466
	$ 147,901

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2012

Income	
Commissions	$ 688,880
Expenses	
Commissions	628,468
Training fees	14,771
Wholesaling fees	29,250
Insurance	1,793
Accounting fees	3,600
Regulatory fees	7,864
Postage	23
Shared office expenses	809
Bank and brokerage fees	40
	686,618
Net income before taxes	2,262
Income Taxes	
Federal	325
State	203
	528
Net Income	$ 1,734

The accompanying notes are an integral part
of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2012

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 732,683
Cash paid to suppliers	(712,227)
Income taxes paid	(3,348)
	17,108
Net Increase (Decrease) in Cash and Cash Equivalents	17,108
Cash and Cash Equivalents at July 1, 2011	88,483
Cash and Cash Equivalents June 30, 2012	$ 105,591

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ 1,734
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	43,803
Increase in prepaid taxes	(810)
Decrease in shared office liability	(609)
Decrease in commissions payable	(25,000)
Decrease in income taxes payable	(2,010)
Net Cash Provided By (Used In) Operating Activities	$ 17,108

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2011	$ 5,000	$ 14,502	$ 37,230
Additional paid-in capital			
Net Income for the Year			1,734
Balances at June 30, 2012	$ 5,000	$ 14,502	$ 38,964

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Formation of Company
The Company was formed on May 21, 1981. The principal activity of the Company is to be a broker/dealer for the sale of oil and gas interests and securities.

Significant Accounting Policies
Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2012, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded.

The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2009 are closed.

The current income tax included on the accompanying financial statements is $325 and $203 for federal and state taxes, respectively. The company has no deferred income taxes due as of June 30, 2012.

Expected income tax expense at the U.S. statutory tax rate	$ 340	15.0%
The effect of:		
State taxes, net of federal deduction	195	8.6
Minor rounding differences	(7)	(0.3)
	$ 528	23.3%

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Accounts Receivable
Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies. Also included is a receivable from Bryan Management, LLC for commissions from sale of limited partnership interests.

Related Party Transactions
The Company paid commissions of $ 58,200 to Richard Bryan during the fiscal year ending June 30, 2012and has a payable of $ 39,551 due him at June 30, 2012. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable, for shared office expenses, of $809 due to Bryan Management, LLC as of June 30, 2012. Commissions of $41,803 were paid during the year from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $7,500 to Rebecca Bryan. Rebecca Bryan is related to Richard Bryan the sole owner of Bryan Funding, Inc.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $58,466, which was $53,466 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.53 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(1).

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Subsequent Events
Management has evaluated subsequent events through August 1, 2012, the date on which the financial statements were available to be issued.

BRYAN FUNDING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2012

Aggregate Indebtedness:		
Total money liabilities		$ 89,345
Total aggregate indebtness		89,345
Net Capital:		
Common stock	$ 5,000	
Paid in capital	14,502	
Retained earnings	38,964	
Total capital available		58,466
Less: nonallowable asset		-
Net capital		$ 58,466
Capital Requirements:		
6 2/3% of aggregate indebtedness	5,956	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		53,466
Net capital as above		$ 58,466
Ratio of aggregate indebtedness to net capital		1.53

BRYAN FUNDING, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2012 FOCUS REPORT

SCHEDULE II

JUNE 30, 2012

	Audit Report	Focus Report	Difference
Total ownership equity	$ 58,466	$ 59,643	$ 1,177
Net capital requirements	5,000	5,000	-
Excess net capital	$ 53,466	$ 54,643	$ 1,177

The difference between the audit report and Bryan Funding, Inc's Focus Report(Part IIA filing) is due to audit adjustments. The audit adjustments made are as follows:

Adjustment for deposit misposting	$ 1,638
Accrual for shared office expenses	809
Reclass expense to prepaid taxes	(810)
Income tax accrual adjustment	(460)
	$ 1,177

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bryan Funding, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bryan Funding, Inc. for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k) (2) (i) was not complied with during the year ended June 30, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Eric Rossi CPA, LLC
Pittsburgh, Pennsylvania
August 1, 2012

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

Independents Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Bryan Funding, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Bryan Funding, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bryan Funding, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bryan Funding, Inc.'s management is responsible for the Bryan Funding, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement (check register) record entries noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2012 with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;
3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers (cash receipts records) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 1, 2012